Exhibit (a)(1)(G)

IRIDEX Announces Tender Offer to Purchase up to 487,500 Shares of its Common Stock

Mountain View, Calif., November 7, 2012 — IRIDEX Corporation (Nasdaq: IRIX) today announced that it expects to commence a tender offer to purchase up to 487,500 shares of its common stock at a purchase price of $4.10 per share.  The number of shares proposed to be purchased in the tender offer represents approximately 5.5 percent of IRIDEX’s currently issued and outstanding shares of common stock.  The last reported sale price of shares of IRIDEX common stock on the NASDAQ Global Market on November 6, 2012 was $3.92 per share.

The tender offer will commence on November 7, 2012 and is scheduled to expire at 5:00p.m., New York City time, on December 7, 2012, unless extended.  Tenders of shares must be made prior to the expiration of the tender offer and may be withdrawn at any time prior to the expiration of the tender offer.  The tender offer is not contingent upon any minimum number of shares being tendered.  The tender offer is, however, subject to a number of terms and conditions.  The terms and conditions of the tender offer will be described in the offer to purchase (the “Offer to Purchase”) and related letter of transmittal (the “Letter of Transmittal”) to be distributed to holders of IRIDEX common stock.

On the terms and subject to the conditions of the tender offer, IRIDEX’s stockholders will have the opportunity to tender some or all of their shares at a price of $4.10 per share, net to the seller in cash, less any applicable withholding taxes and without interest.  All shares accepted in the tender offer will be purchased at the same price per share.

None of IRIDEX, its board of directors, the depositary, or the information agents is making any recommendations to stockholders as to whether to tender or refrain from tendering their shares into the tender offer. Stockholders must decide how many shares they will tender, if any.

IRIDEX’s directors and executive officers have advised IRIDEX that they do not intend to tender any of their shares in the tender offer.

The information agents are The Proxy Advisory Group, LLC and Allen & Caron Inc., and the depositary is Computershare Inc.  The Offer to Purchase, a Letter of Transmittal and related documents will shortly be mailed to stockholders of record and also will be made available for distribution to beneficial owners of IRIDEX common stock.  For questions and information, please call the information agents toll-free at (888) 740-7130.

This press release is for informational purposes only and does not constitute an offer to purchase or the solicitation of an offer to sell shares of IRIDEX Corporation common stock. The tender offer is being made only pursuant to the Offer to Purchase, Letter of Transmittal and related materials that IRIDEX Corporation will distribute to its stockholders at no expense to them after IRIDEX Corporation files with the Securities and Exchange Commission its “Schedule TO” and Offer to Purchase. Stockholders and investors should read carefully the Offer to Purchase, Letter of Transmittal and related materials because they contain important information, including the various terms of, and conditions to, the tender offer.  After IRIDEX Corporation files its “Schedule TO” and Offer to Purchase with the Securities and Exchange Commission on November 7, 2012, stockholders and investors may obtain a copy of the tender offer statement on “Schedule TO,” the Offer to Purchase, Letter of Transmittal and other documents that IRIDEX Corporation will be filing with the Securities and Exchange Commission at no charge on the SEC’s website at www.sec.gov or by contacting The Proxy Advisory Group, LLC or Allen & Caron Inc., the information agents for the tender offer, at (212) 616-2187 or by calling toll-free at (888) 740-7130.  Stockholders are urged to carefully read these materials prior to making any decision with respect to the tender offer.

Forward-Looking Statements

This press release contains forward-looking statements, as defined under the federal securities laws.  These forward-looking statements include statements regarding IRIDEX’s expectation regarding IRIDEX’s intention to commence a tender offer to purchase shares of its common stock, the proposed timing for filing its Schedule TO, Offer to Purchase and other tender offer documents and launching and completing (subject to the conditions in the tender offer) its common stock tender offer.  These forward-looking statements are not guarantees and are subject to risks, uncertainties and assumptions that could cause the filing, and the timing, of the Schedule TO, Offer to Purchase and other tender documents, as well as launching and completing the tender offer, to differ materially and adversely from the timing expressed in the forward-looking statements in this press release.  Factors that could cause actual results to differ materially include risks and uncertainties, including but not limited to risks associated with the completion of the review and preparation of such filings, the review and completion of our application by the Securities and Exchange Commission and the failure to meet one or more specified conditions set forth in the Offer to Purchase for the common stock tender offer.  Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as to IRIDEX’s expectations as of the date hereof.  IRIDEX undertakes no obligation to update these forward-looking statements as a result of events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

Company Contact:	Investor Relations Contact:

Jim Mackaness	Matt Clawson
CFO & COO	Allen & Caron
650-940-4700	949-474-4300
matt@allencaron.com